BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON MAY 03, 2024

1. DATE, TIME AND PLACE: Meeting held on May 03, 2024, at 9:30 a.m., at BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, 14401, 25th floor, Chácara Santo Antônio, in the City of São Paulo, State of São Paulo, Zip Code 04794-000 and via conference call.

2. CALL AND ATTENDANCE: Summons duly held pursuant to the Fiscal Council Internal Rules of BRF S.A., with the presence of the totality of the members of the Fiscal Council: Mrs. Marco Antonio Peixoto Simões Velozo, Ricardo Florence dos Santos and Alexandre Eduardo de Melo.

3. PRESIDING BOARD: President: Marco Antonio Peixoto Simões Velozo. Secretary: Mateus Boeira Garcia

4. AGENDA: (i) Analysis and discussion of the Quarterly Financial Information for the quarter ended March, 31, 2024 (“1st ITR/2024”).

5. RESOLUTIONS: Once the agenda had been examined, the following matter was discussed, and the following resolution was taken:

5.1. Regarding the Agenda, the members of the Company's Fiscal Council were presented with information regarding the 1st ITR/2024. After analysis and discussion, the members of the Company's Fiscal Council became aware of the 1st ITR/2024.

6. DOCUMENTS FILED AT THE COMPANY: The documents related to the agenda that supported the resolution taken by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

7. CLOSURE: There being no other matters to be discussed, the President declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Fiscal Council.

São Paulo, May 03, 2024.

_________________________________ Mateus Boeira Garcia Secretary